Exhibit 5.03

Amendments to the By-laws of China Marine Food Group Limited

On June 18, 2009, the Registrant amended its by-laws to comply with the standards of the NYSE AMEX exchange. The amendments are as follows:

1.	certain content in Paragraph 5 of ARTICLE II – STOCKHOLDERS be deleted, and Paragraph 5 shall read in its entirety as follows::

 “5. FIXING OF RECORD DATE. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than thirty days and, in case of a meeting of stockholders, not less than ten days prior to the date on which the particular action requiring such determination of stockholders is to be taken. If no record date is fixed for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof.”

2.	certain content in Paragraph 7 of ARTICLE II – STOCKHOLDERS be deleted, and Paragraph 7 shall read in its entirety as follows::

 “7. QUORUM. Unless otherwise provided by law, at any meeting of stockholders one-third of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares is represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice.”

3.	that the following content of Paragraph 5 be added to of ARTICLE V – CONTRACTS, LOANS, CHECKS and DEPOSITS:

 “5. Related party transactions with Directors, Officers and any other persons deemed to be related parties according to applicable statue or rule of any exchange on which the Corporation’s securities are listed shall be subject to appropriate review and oversight by the Audit Committee or a comparable body of the Board of Directors whose members consist solely of independent directors. The Audit Committee is authorized to review and approve with the majority of the votes the related party transactions to ensure that the transactions are fair as to the corporation as of the time it is approved. In reviewing and approving the related transactions, the Audit Committee shall be, and it hereby is, governed by its charter.”

3.	Paragraph 13 of ARTICLE III –BOARD OF DIRECTORS be amended, and Paragraph 13, shall read in its entirety as follows:

“13 EXECUTIVE AND OTHER COMMITTEES. The Board, by resolution, may designate from among its members an executive committee and other committees, each consisting of two or more directors. Each such committee shall serve at the pleasure of the board”